UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                      BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
                            1934


URBANALIEN CORPORATION
      (Name of Small Business Issuers in its charter)

NEVADA                                  88-0503197
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization

500 North Rainbow, Blvd,                  89107
Suite 300, Las Vegas, NV
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: 905-629-6651

Securities to be registered under section 12(b) of the Act:
None

Securities to be registered under section 12(g) of the Act:

50,000,000 shares of Common Stock, par value $0.001 - As of
March 31, 2001, we had 17,500,000 shares of Common Stock issued and outstanding

5,000,000 shares of Preferred Stock, par value $0.001 - As of March 31, 2001, we have no shares of Preferred Stock issued and outstanding



PAGE-1-



TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                    4
 RISK FACTORS                                              10
 Our poor financial condition raises substantial doubt
 about our ability to continue as a going concern.  You
 will be unable to determine whether we will ever become
 profitable.                                               10
 We are a development stage company in public access Interactive kiosk terminals and we have limited operating history; because our planned growth is contingent upon receiving additional funding, you will be unable to
 evaluate whether our business will be successful.         11
 Because our public access Interactive kiosk concept has
 not been widely accepted by the public, we face
 significant barriers to acceptance of our concept and
 services.                                                 12
 We will rely upon third parties for the development and maintenance of our Interactive kiosk terminals; any failures on the part of our third party providers may inhibit our internet access and the security and integrity
 of our software and data.                                 12
 Our vulnerability to security breaches, glitches and other computer failures could harm our future strategic partner relationships, our ability to establish our future income
 and our ability to promote our brand name.                12
 Officers, directors and principal stockholders can exert control over matters requiring stockholder approval. 13 Our management decisions are made by our Chief Executive Officer, Steve Billinger; if we lose his services, our
 revenues may be reduced.                                  13
 Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be
 unable to sell your shares.                               14
 Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a
 premium over the market price.                            14
PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS                                         15
PART I - ITEM 3. DESCRIPTION OF PROPERTY                   18
PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                      18
PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                        19
PART I - ITEM 6. EXECUTIVE COMPENSATION                    21
PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                               21
PART I - ITEM 8.  DESCRIPTION OF SECURITIES                22
PART II - ITEM 2. LEGAL PROCEEDINGS                        23
PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE         23
PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES 23
PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS
24
PART F/S. FINANCIAL STATEMENTS                             29
PART III - ITEM 1.  EXHIBITS                               40



PAGE-2-



PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Urbanalien, Inc. is a Nevada corporation formed in July
2001.   Since  our  inception,  we  have  devoted   our
activities to the following:

  *    Raising capital;
  *    Establishing our Interactive kiosk terminals business;
and
  *    Developing our infrastructure.

We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

We are engaged in the business of deploying high-speed, interactive kiosk terminals in theaters and similar public
venues.   We have three different models of kiosks deployed.
However,  each  of these kiosks has the following  features:
These kiosks have two plasma screens, one that displays full-motion, full-screen video and one that is touch-screen interactive. This bottom screen allows users, for example, to  interact  with Internet based content, fill in  surveys,
print   coupons  and  view  promotional  material  such   as
trailers. We currently operate 16 kiosks in four locations.

Our goal is to provide a fully serviced, integrated, interactive media network that will support advertising, content distribution and data collection.

We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,686.84 from inception through December 31, 2001. From our inception to December 31, 2001, we incurred operating losses of $1,053,896.

We operate a web-site at www.urbanalien.com which provides information about our Interactive kiosk terminals and will offer for sale our products and services. Nothing on the web-site is part of this registration statement.

PRINCIPAL PRODUCTS AND SERVICES

Our principal product, our kiosks, combine in a single unit, computer systems, telecommunication peripherals such as modems, and multimedia hardware. We have three different models of kiosks deployed in trial. Our kiosks are connected to the Internet through a dedicated high-speed connection.

We will use our kiosks to provide or enable:



PAGE-3-



  * Advertising including ad serving, ad tracking and usage analysis; interactive advertising and display advertising,
  * Customer surveys, which among other things will give the film industry the equivalent of television overnight ratings,
  *    Data collection and data mining,
  *    Special national event campaigns,
  *    Demographic polling, coupons, cross promotions, and
  *    Entertainment related material.

We will provide these services for our clients or strategic partners, although we have no clients or strategic partners as of the date of this registration statement.

Our  objective  is  to provide fully serviced,  integrated,
interactive  media networks linking our  kiosks  that  will
support   advertising,   content  distribution   and   data
collection.    In   our  initial  network   deployment   of
interactive  kiosk terminals in theatres, movie-goers  will
view  advertising supported content, film trailers, as well
as  interact  and  fill  in  related  content  surveys.  In
addition, the consumers can access entertainment  news  and
print   coupons  for  concession  discounts.    The   kiosk
terminals in the future could also be extended to dispense admission tickets for the theatres.

By  maintaining  a  national installed network,  Urbanalien
will be able to administer, monitor and update content  for
the interactive kiosk terminals to service the advertisers,
entertainment  companies  and  other  brand  name   product
owners,  such as arcade-like gaming companies, as  well  as
theatre  owners. We intend to install and expand our  kiosk
network through license agreements with theater owners  and
owners  of other public venues.   Although we have  certain
memoranda of understanding in place with theater owners, we have no license agreements in place as of the date of this registration statement.

We plan a national rollout in theatres in Canada as well as
other  appropriate future locations such as sporting  areas
in  Canada, United States and United Kingdom. These  kiosks
will  provide a new venue for advertising, distribution  of
entertainment content, demographic polling and data  mining
for   major  corporations  and  partners.  Targeted   kiosk
locations benefit from increased foot traffic, new  revenue
sources,   marketing  opportunities  and   differentiation.
Advertisers, promoters, data mining and other businesses benefit from these locations in addition, gather audience consumer preferences that will enable them to tailor product development and its related markets.

Currently,  Urbanalien is at its initial  deployment  stage
with   Galaxy  Entertainment,  Cineplex  Odeon  and  Famous
Players theatres. We are maintaining and improving our four deployed interactive kiosk terminals at Famous Players
Paramount, 259 Richmond Street, Toronto. These four kiosks have been upgraded with our latest software.

We deployed twelve additional kiosk terminals in March 2002 at Galaxy Peterborough at 420 Water Street, Peterborough,
Ontario  and Cineplex Odeon at Queensway Theatre, 1025  The
Queensway,  Toronto;  Eglinton Town Centre,  1901  Eglinton
Avenue  East, Toronto and Mississauga Square One  Cineplex,
100 City Centre Drive, Mississauga.



PAGE-4-



We  entered into a Memorandum of Understanding with  Galaxy
Cinemas that provides as follows:

The term will commence with a sixty day initial deployment period, with a thirty day review, beginning on March 8 2002. We will, at our sole cost and expense, design, create, install and operate two Kiosks which will be located in the lobbies of the movie theatre at the Galaxy Peterborough cinema location. Each Kiosk will be fully installed and operational within thirty calendar days following the Effective Date. Upon a satisfactory test and our meeting criteria outlined by Galaxy theaters in the future both we and Galaxy Entertainment will make efforts to enter a joint venture agreement on mutually agreed terms which shall include deployment of the our network into all Galaxy Entertainment locations.

We entered into a memorandum of understanding with Cineplex
Odeon Cinemas which provides as follows:

The term will commence with a sixty day initial deployment period, with a thirty day review, beginning on May 3 2002. We will, at our sole cost and expense, design, create, install and operate ten Kiosks which will be located in the lobbies of the movie theatre at the agreed Cineplex Odeon Eglinton Town Centre, Queensway and Mississauga Square One cinema locations. Each kiosk will be fully installed and operational within thirty calendar days. Upon a satisfactory test and Urbanalien meeting criteria outlined by Cineplex Odeon theaters in the future, both we and Cineplex Odeon Entertainment will make efforts to enter a joint venture agreement on mutually agreed terms, which shall include deployment of the our network into all Cineplex Odeon Entertainment locations.

We will generate revenues from our network of kiosks by:

Advertising

Our kiosks enable the selling of creative interactive advertising such as banners, micro-Web sites and animations, as well as coupons, display advertising, and full motion, full screen advertising. We believe that the theatre owners and content providers will pay us a percentage of the revenue derived from such advertising.

Strategic Arrangements

We intend to enter exclusive and non-exclusive strategic arrangements with entertainment companies, owners of theaters and other entertainment/event locations, and owners of brand-name products such as the following: Bell Globemedia is providing content for our deployed kiosks. Galaxy Entertainment, Famous Players and Cineplex Odeon provide use of space for our deployed kiosks. Cineplex Odeon is providing ad sales for the kiosks deployed in their locations. Warner Brothers studios are conducting data collection and analysis trials in our deployed kiosks.



PAGE-5-



Some sample projects include:

Urbanalien and Paramount Pictures Studios participated with press and product giveaways in a jointly branded promotion at the Britney Spear's "CROSSROADS" premiere at Famous
Players Cinemas nationally across Canada.

MGM studios and Clairol used our network for a jointly branded promotion at the Premier MGM's "Legally Blonde."

Consumer Profiling Specialists

Through   licensing  access  to  our  network  to  consumer
profiling specialists, Urbanalien aims to sell research and
survey  related  data  through  our  data  collection   and
analysis  capabilities. The data collection should  provide
an  additional  revenue stream for Urbanalien.   Using  our
technology, we can provide the film industry the equivalent
of  television overnight ratings for the first time. At the
same   time   consumers  are  rewarded   with   promotional
giveaways,  such  as  movie posters, for  completing  these
surveys.    We  have no agreements with consumer  profiling
specialists in place as of the date of this registration statement.

Content Distribution

We  intend  to  develop  a  series of  content  distribution
agreements  in Canada and the United States.   We  currently
have an agreement with Bell Globemedia to provide web-site content at no cost for our deployed kiosks.

Marketing

We intend to use a combination of public relations, sales materials, branding strategies, events, interactive and co-operative marketing, in conjunction with our strategic partners, although we have no partners as of the date of this registration statement.

We also intend to participate in trade shows such as Show Canada, held in April each year, and other related trade shows. For example, Urbanalien's strategic content partners, Bell Globemedia attended a joint press event 17 April 2002 at Show Canada, the premier trade events for studios, distributors and theatre chains.

In addition Cineplex Odeon released publicity materials in April 2002, featuring Urbanalien and Cineplex in a brochure targeted at theatre exhibitors.



PAGE-6-



Infrastructure

To provide for infrastructure development, we have secured a strategic partnership with TouchPoint Management. TouchPoint provides us with their custom application, Catapult, for our kiosk operating system. Catapult provides a complete framework for kiosk networks, including remote management, content management, security management, advertising management, and other features. It is based on a Microsoft platform to enable deployment of functional rich media applications. Catapult provides the opportunity to present complex application presentations without requiring programming expertise. The custom application of Urbanalien can only be licensed to the competitors or related market by Urbanalien. TouchPoint develops and maintains a suite of publishing, processing and application tools and technologies that: streamline the creation of content and advertising, support the quality of service demands of the network, support ad serving, tracking and report generation and support data collection, analysis and report generation. Our technology supports full motion full screen advertising on screen, including ad serving, ad tracking and usage analysis; interactive advertising and display advertising.

We currently acquire kiosks from Touchpoint Solutions who in turn procure kiosk casings from e-Point Technologies. The remainder of the kiosk including plasma screens and computing systems is sourced from various sources such as Compar. Should there be a need to source alternate kiosk platforms or components in the market, we have found other companies and product providers such as Netkey, Netnearu, and DFI. Given the alternative suppliers, we believe we would experience no disruption to the supply of kiosks.

TouchPoint, is responsible for delivering design, production and concept development and technology advisory services.

We are also in discussion with Bell-Sympatico-Lycos and AT&T to provide high speed internet connection for our locations and network in exchange for allowing joint marketing for there business. Bell-Sympatico-Lycos have agreed to provide high-speed connection in our Galaxy deployment.

Competition

The digital media services and technology industry is highly fragmented and competitive.

Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven services.
Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those, as well as other competitive advantages over us.

We  face  competition  from kiosk developers  or  technology
companies   that  support  networked  kiosks   and   theatre
operators themselves.

Kiosk development competitors include both full service and niche companies. Full-service kiosk development companies provide broad developmental content, work primarily in the work-for-hire model and include companies such as IBM. Niche interactive development companies, on the other hand, offer a variety of interactive content production services to the media and entertainment industries.



PAGE-7-



Theatre owners themselves could install networks of integrated kiosks but could, because of restrictions in their exhibitor and distribution agreements with studios, face difficulties in securing multiple agreements with entertainment companies. They would also have to provide nationwide high-speed connection and quality of service across the network.

Future Plans

We currently plan to do the following:

  Milestone        Expected     Date When Step Should   Cost of
                   Manner of       be Accomplished     Completion
                 Occurrence or
                   Method of
                  Achievement
------------------------------------------------------------------
Test market     Successfully    8 Months               $1.3
and deploy our  complete trial  Trial Deploy Complete  million
scheduled roll  deployment,     - July
out of          Find and Agree  Phase 1 Deploy- 10
networked       Lease Financer  locations by end of
kiosks with     for kiosks,     September
Galaxy          Lease           Phase 2 Deploy - 15
Entertainment   Equipment,      further locations by
and Cineplex    Agree Install   end of December
Odeon,          & Maintain
                Service
                Company,
------------------------------------------------------------------
Research and    Develop Data    2 - 4 months           No charge
development of  requirements                           - Covered
key internal    from deployed                          by Shares
systems and     trials,                                for
technologies    Commission                             Services
including data  product                                agreement
collection &    development
analysis and    from
ad serving and  Touchpoint,
tracking,
------------------------------------------------------------------
Enter an        Finalize        2 months               No charge
agreement with  current
Bell            negotiations,
Simpatico,
AT&T or other
such companies
to provide
Internet
connection for
Interactive
kiosk
locations and
network,
------------------------------------------------------------------
Further         Develop Data    3- 5 months            $150,000
develop our     requirements
custom          from deployed
application     trials,
development     Commission
and co-         product
development     development
projects,       from
                Touchpoint,
                Finalize
                current
                negotiations
                with Bell
                Globemedia
------------------------------------------------------------------



PAGE-8-



Enter and       Finalize        2 - 4 months           No Charge
develop a       current
Joint           negotiations
Development     with Bell
Business        Globemedia,
Agreement with  Identify
media agencies  Consumer
such as Bell    Profiling
Globemedia,     company &
and other       Negotiate
media agencies  revenue share
to secure       agreement,
shared
revenues.
------------------------------------------------------------------
Continue to     Identify &      3 months               No charge
research        approach
companies that  Consumer
can provide     Profiling
creative and    companies with
entertainment   revenue share
content as      proposal,
well as data    Continue
collection      current
companies to    negotiations
leverage        with Yahoo,
information we  and AOL
collect from    Canada.
our
Interactive
kiosk network
in each
location.
------------------------------------------------------------------

We currently do not have the funds available to implement these plans.

Product Liability

We do not anticipate carrying our own product liability insurance. We anticipate that any agreements with content providers using our kiosks will include related warranty or product liability insurance and indemnify us from claims by customers not fully satisfied with products purchased through the kiosks. As we have not yet begun to deploy extensive networks or locations, there have been no claims made against us.

RISK FACTORS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.



PAGE-9-



We are a development stage company. We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,686.84 from inception through December 31, 2001. From our inception to December 31, 2001, we incurred operating losses of $1,053,896. In addition, as of December 31, 2001, we had only $2,826.75 of current cash available. Our current cash resources of $2,826.75 are not sufficient to satisfy our cash requirements over the next twelve months. We estimate our business needs an additional $2 million cash infusion to carry it through the next 12 months. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

We are a development stage company in public access
Interactive kiosk terminals and we have limited operating history; because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

  * Inability to raise necessary revenue to operate for the next 12 months or thereafter
  * Advertising and marketing costs that may exceed our current estimates
  *    Unanticipated development expenses
  * Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

  *    Total assets, liabilities, and equity
  *    Total revenues
  *    Gross and operating margins
  *    Labor costs



PAGE-10-



Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.


Because our public access Interactive kiosk concept has not been widely accepted by the public, we face significant barriers to acceptance of our concept and services.

Our business involves the use of interactive kiosk terminals to provide entertainment-related content, information, promotions and services. The use of the Internet is a relatively new form by which to provide this information. Traditionally, this type of information and concept is not readily offered at single point to the consumers and the entertainment venues have not implemented the concept to capture the captivated audience in the theatres. Accordingly, we face significant barriers prove our innovative concept and overcome in consumer preferences using the entertainment content and information that we offer.

We will rely upon third parties for the development and maintenance of our Interactive kiosk terminals; any failures on the part of our third party providers may inhibit our internet access and the security and integrity of our software and data.

We anticipate that we will rely on third parties to maintain, house and operate the Interactive kiosk terminals at locations, and servers that host our services. Although we anticipate that our agreements with these third parties will include service agreements, in the event, any technical failures, the third parties may not comply with the terms of the service agreements. Any service interruptions resulting from failures by third party maintenance providers would reduce confidence in our concepts and services. In addition, we anticipate that we will rely upon third parties to process our billings and payments due to us. Any service interruptions by these third party providers due to computer failures, labor problems, or other unforeseen developments, could cause possible cash flow disruptions. Any failures on the part of our third party providers could reduce revenues we receive from the operation of our Interactive kiosk terminals at locations and servers.

Our vulnerability to security breaches, glitches and other computer failures could harm our future strategic partner relationships, our ability to establish our future income and our ability to promote our brand name.

We will offer our Interactive kiosk terminal and server connection through Internet access. The secure transmission of confidential data information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information, our customer relationships will be harmed. Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.



PAGE-11-



Officers, directors and principal stockholders can exert control over matters requiring stockholder approval.

Executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, beneficially own approximately 51.6% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our Chief Executive
Officer, Steve Billinger; if we lose his services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our Chief Executive Officer. Because Mr. Billinger is essential to our operations, you must rely on his management decisions. Mr. Billinger will continue to control our business affairs after the offering. We are under negotiations with our Chief Executive Officer, Mr. Billinger that would prevent him from leaving our company, and have not obtained any key man life insurance relating to him. If we lose his services, we may not be able to hire and retain another Chief Executive Officer with comparable and extensive experience. As a result, the loss of Mr. Billinger's services could reduce our revenues.

The person responsible for managing our business, Mr. Steven
Billinger, will
devote  less  than  full time to our  business.   Other  key
officers  also  devote less than full time to our  business.
This may reduce our revenues.

Our President and CEO, Mr. Steven Billinger provides these services on a part time basis. Mr. Billinger devotes approximately 80% of his time to our business. Ms. Shamira Jaffer as COO devotes approximately 40% of her time to our business. Mr. Billinger and Ms. Jaffer may not be able to devote the time necessary to our business to assure successful implementation of our business plan.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.



PAGE-12-



Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Shares eligible for future sales under Rule 144 or 144A if sold could reduce the market price of our shares.

There are 8,435,000 shares of our common stock held by non-affiliates and 9,065,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 8,435,000 are currently freely transferable. The remaining shares may be resold under Rule 144.
In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.



PAGE-13-



Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

As a result of the provisions of Rule 144 and Rule 144A, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the effective date of this registration statement. The availability for sale of substantial amounts of common stock under Rule 144 and Rule 144A could reduce prevailing market prices for our securities.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.



PAGE-14-



PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS

Overview

We are engaged in the business of deploying high-speed, interactive kiosk terminals in theaters and similar public venues.

Our goal is to provide a fully serviced, integrated, interactive media network that will support advertising, content distribution and data collection.

Since our inception, we have devoted our activities to the following:

     *    Raising capital

        From inception to date, we have raised $510,000 from the sale of 4,250,000 shares of our common stock

     *    Securing infrastructure services

       On August 1st 2001, we entered into an agreement with TouchPoint Management Corporation to provide infrastructure and accounting services for a monthly fee of $14,000 until 31st December 2002. At end of term we would enter into negotiation for a continuance of these services.

     *    Establishing our web-site and technical services

       On July 31st 2001 we entered into an agreement with Blir to develop our web-site technical matters. Our website is currently operational.


Current Results of Operations and Financial Status

We have conducted our operations since July 2001. We have generated limited revenues of $9,686.84 from inception through December 31, 2001 and have incurred operating losses of ($716,179.16). In addition, as of December 31, 2001, we had only $2,826.75 of current cash available with assets exceeded our liabilities by $596,103.84.






PAGE-15-



July 30, 2001 to December 31, 2001


Income
Statement
------------------------

Revenues       9,686.84
------------------------
Cost of          898.52
Revenues
------------------------
Operating
Expenses:
------------------------
  Marketing    2,270.87
and Selling
------------------------
  General     722,696.61
and
Administrative
------------------------
TOTAL         725,866.00
OPERATING
EXPENSES
------------------------

Income/(loss) (716,179.16)
 before
Taxes
------------------------
Net           (716,179.16)
Income/(Loss)
------------------------


Liquidity and Capital Resources

We are a development stage company. We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,686.84 from inception through December 31, 2001. From our inception to December 31, 2001, we incurred operating losses of $1,053,896. In addition, as of December 31, 2001, we had only $2,826.75 of current cash available. Our current cash resources of $2,826.75 are not sufficient to satisfy our cash requirements over the next twelve months. We estimate our business needs an additional $2,000,000 cash infusion to carry it through the next 12 months. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.



PAGE-16-



Net cash used in operating activities for the period from inception, July 30, 2001 to year-ended March 31,2002 was $85,972.74. The cash used in operating activities was primarily attributable to professional services exhausted in exchange for shares. Net financing activities provided $180,000.00. Investing activities used $91,200.81 to finance capital expenditures.

Cash at year-ended December 31, 2001 amounted to $2,826.45 from date of inception July 31, 2001. Our current assets for year-ended December 31, 2001 are lower than our current liabilities by $269,518.56. We had no commitments for capital expenditures as of December 31, 2001.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our current business operation is conducted from 5180 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4T7. We lease approximately 2,500 square feet from 1338917 Ontario, Inc., The lease is for a term of three years, commencing the first day of August 2001. The annual rent is $ 30,500.00.

Our telephone number at the above location is 905 629-6677.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

   Name                    Number of Shares Percentage
   -------------------------------------------------------
   Anila Ladha                   3,185,000         18.2%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Shamira Jaffer                3,185,000         18.2%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Richard Griffiths             2,695,000         15.4%

   All directors and             9,065,000         51.6%
   named executive
   officers as a group
   (4 persons)



PAGE-17-



This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 17,500,000 shares of common stock outstanding as of December 31, 2001.



PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The  board  of  directors  elects  our  executive  officers
annually.   A  majority vote of the directors  who  are  in
office is required to fill vacancies.  Each director  shall
be  elected  for  the  term  of one  year,  and  until  his
successor  is elected and qualified, or until  his  earlier
resignation   or  removal.  Our  directors  and   executive
officers are as follows:

      Name         Age                  Position
      ------------------------------------------
Steve Billinger   45     President, and Chief Executive Officer
Joey Dwyer        33     Chief Technology Officer
Anila Ladha       46     Secretary, Director, CFO
Shamira Jaffer    42     Treasurer, Director, COO


Steve Billinger, President and Chief Executive Officer joined us in September 2001 on part-time basis. In this capacity, Mr. Billinger devotes approximately 80% of his time to our business. From January 1985 to July 1996, Mr.
Billinger was Director of Diverse Productions, an independent producer of broadcast television and drama in the U.K. Mr. Billinger served as Executive Producer of
Microsoft Network, for Microsoft, from July 1996 - October
1997 where he was responsible for business strategies and development, content commissioning and programming in the U.K. Mr. Billinger served as the director of interactive programming at News Corporation's BSkyB's TV, where he oversaw the operations of Sky Digital Publishing, Sky Games and Sky Interactive Production & Enhanced Television from
November 1997 to October 1999. Mr. Billinger has most recently been President and Chief Operating Officer of ExtendMedia since April 2000 to June 2001. From September
2001 to March 2002 he was a Consultant to VP, Marketing for Bell ExpressVu, developing strategy and planning for interactive services. He has been a keynote speaker on new media and convergence at the Edinburgh Television Festival, MILIA, the U.K. Television Show, Periodical Publisher's
Association, Financial Times Conferences and the World
Summit on Programming for Children. Steve holds a degree from Ryerson Polytechnic University's radio and television program.

Joey Dwyer, Chief Technology Officer joined us in August
2001 on part-time
basis to develop the technology and custom application strategy. In this capacity, Mr. Dwyer devotes approximately
15% of his time to our business. Mr. Dwyer co-founded Blir, a software development & services company and was CEO from June 1994 to December 2001. Mr. Dwyer currently serves as
CEO of Blir and CTO of Catapult Integrated Technologies. He received a B.S.F.S. in International Security from the Georgetown University School of Foreign Service in 1991.



PAGE-18-



Anila Ladha is a Secretary, Director and Chief Financial officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Ladha devotes approximately 60% of her time to our business. Anila is a founding partner and President of BMS Business Management Services Corporation since January 1987 to present, and founding partner and CFO of TouchPoint Management Corporation from October 1999 to present.

Shamira Jaffer, Treasurer, Director, Chief Operating Officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Jaffer devotes approximately 40% of her time to our business. Ms Jaffer was the Vice President of Business Development and a founding partner of BMS Business Management Services Corporation from January 1987 to present, and COO of TouchPoint Management Corporation from October 1999 to present. Ms Jaffer studied at SFU in British Columbia and received her B.A in Linguistics and Philosophy at the University of Alberta.

Professional Service Agreement

We entered into a Professional Service Agreement with TouchPoint Management Corporation to provide the following services:

*    Reception facilities
*    Office Furniture
*    Use of the Boardroom as needed
*    General Office functions
*    Accounting services
*    Record keeping
*    Banking
*    Transaction processing and maintain audit trails
* Complete accounting process including the unaudited statements
*    Communication and connectivity facilities
*    Telephone
*    Fax
*    Internet
*    Network
*    Human resources
*    Processing Payroll
*    Employees and contractor record keeping

The agreement is for a term commencing August 1st, 2001 and expires on December 31st, 2002. We pay Touchpoint
$14,000.00 per month for these services.



PAGE-19-



Family Relationships

There are no family relationships among our officers, directors, or persons nominated for such positions.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION

Employment Contracts or Arrangements

We do not have employment agreements.


Board Compensation

Members of our board of directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

Related party transactions for the period from July 30, 2001
(inception) through December 31, 2001 are as follows:

In July 2001, Urbanalien issued 6,289,500 shares of common stock to our founders for assets. The assets were kiosks and the software used by the kiosks. The kiosks were valued at $310,384 and the software was valued at $444,356.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to our founders for services. The services were valued at $333,061 or the fair valued of the services performed.

Urbanalien paid Touchpoint, a related entity owned by two officers and shareholders, who also devote time to that entity, $89,792 for kiosks. The amount was recorded in accounts payable as of December 31, 2001 and paid in January 2002.



PAGE-20-



In August 2001, Urbanalien entered into an agreement with Touchpoint, an entity owned by two officers and shareholders, who also devote time to that entity, for office furniture, reception facilities, general office functions like record keeping and payroll service and telephone and Internet connections. The agreement is for $14,000 per month from August 1, 2001 through December 31,
2002. As of December 31, 2002 $36,000 was recorded in accounts payable.

In August 2001, Urbanalien entered into an agreement with Blir Ltd., an entity owned by the CEO, who also devotes time to that entity, for the development of Urbanalien's website and technical assistance in maintaining the website. The agreement is for 612,500 shares of common stock or $73,500 the fair value of the services, which was recorded in consulting expense for the period ended December 31, 2001.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.001. As of March 31, 2001, there were 17,500,000 shares of common stock issued and outstanding that are held by 89 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. We presently have no plans to issue any shares of preferred stock. However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.



PAGE-21-



There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.




PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Since inception, we have issued shares as follows:

Name              Type of     Date      Number
                  Consider              of           Amount
                  ation                 Shares       received
----------------------------------------------------------------
Anila Ladha       Assets    7/31/2001
                                       2,209,825.00  265,179.00

Anila Ladha       Services  7/31/2001
                                         975,175.00  117,021.00

Shamira Jaffer    Assets    7/31/2001
                                       2,209,825.00  265,179.00

Shamira Jaffer    Services
                                         975,175.00  117,021.00

Richard Griffiths Assets    7/31/2001
                                       1,869,850.00  224,382.00

Richard Griffiths Services
                                         825,150.00   99,018.00

Perter Verbeek              7/31/2001
                  Services               857,500.00  102,900.00

Ken & Eva Gord     Cash     7/31/2001
                                         208,333.00   25,000.00



PAGE-22-



Ken & Eva Gord     Cash     7/31/2001
                                         208,334.00   25,000.00

George Maryniuk             7/31/2001
                  Services                48,228.00    5,787.30

Graham Griffiths            7/31/2001
                  Services                30,866.00    3,703.92

Brian Jackson               7/31/2001
                  Services                21,220.00    2,546.40

Peter Green                 7/31/2001
                  Services                48,228.00    5,787.36

Shelly Blechman             7/31/2001
                  Services                96,458.00   11,574.96

MADS Corp          Cash     7/31/2001
                                         166,666.00   20,000.00

Siematic Corp      Cash     7/31/2001
                                         625,000.00   75,000.00

Devasish Mitra     Cash     7/31/2001
                                          41,667.00    5,000.00

Edward Hamilton    Assets   7/31/2001
                                         552,458.00   66,295.00

Edward Hamilton
                  Services               243,792.00   29,255.00

Lorne Tarr and     Assets   7/31/2001
Dan Devine                                 6,942.00      833.00
Lorne Tarr and
Dan Devine        Services                 3,058.00      367.00
Touchpoint -       Assets   7/31/2001
Related party                            205,542.00   24,665.00

Touchpoint -
Related party     Services                90,708.00   10,885.00

Go Public Today             7/31/2001
                  Services               250,000.00   30,000.00

Blir Ltd.                   7/31/2001
                  Services               612,500.00   73,500.00

Axiom Corporation           7/31/2001
                  Services               367,500.00   44,100.00


All the above shares issued by us were issued under Section
4(2) of the Securities Act.  The exemption provided under
section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to accredited investors or investors who were believed to be sophisticated enough to evaluate the risks of the investment.

In December 2001, Urbanalien issued 3,000,000 shares of common stock to approximately 67 investors for cash proceeds of $324,000, net of commission of $36,000 under a 504 offering registered with the state of Nevada.

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:



PAGE-23-



General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals  therefrom, to be liable to the corporation  or  for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

NRS   78.751   Authorization  required   for   discretionary
indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

        1.   Any  discretionary  indemnification  under  NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:



PAGE-24-



      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
       2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

  3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

        (Added to NRS by 1969, 118; A 1987, 83; 1993, 976; 1997,
        706)

NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.



PAGE-25-



  1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
     (a) The creation of a trust fund.
     (b) The establishment of a program of self-insurance.
     (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
     (d) The establishment of a letter of credit, guaranty or surety.

       No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

  3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.  In the absence of fraud:
            (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
           (b) The insurance or other financial arrangement:
                  (1) Is not void or voidable; and
                  (2) Does not subject any director
     approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.
      (Added to NRS by 1987, 80)

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.



PAGE-26-



With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.








PAGE-27-



PART F/S. FINANCIAL STATEMENTS

                INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Urbanalien Corporation
  Toronto, Ontario Canada

We have audited the accompanying balance sheet of Urbanalien Corporation as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the period from July 30, 2001 (Inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urbanalien Corporation as of December 31, 2001, and the results of its operations and its cash flows for the period from July 30, 2001 (Inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern.  As discussed in
Note 2 to the
financial statements, Urbanalien has incurred a loss for the period ended December 31, 2001 of $1,099,796 and at December 31, 2001 had a working capital deficit of $269,518. Urbanalien will require additional working capital to develop its business until Urbanalien achieves a level of revenues adequate to generate sufficient cash flows from operations. These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com



PAGE-28-



April 18, 2002
                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                        December 31,

                                                         2001
                       ASSETS                         ----------

Current assets
  Cash                                              $     2,827
  Accounts receivable                                    13,209
                                                      ----------
    Total current assets                                 16,036

Property and equipment, net                             865,622
                                                      ----------
                                                    $   881,658
                                                      ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                  $    67,051
  Accounts payable - related party                      133,815
  Accrued expenses                                       84,688
                                                      ----------
    Total current liabilities                           285,554
                                                      ----------
Commitments

STOCKHOLDERS' EQUITY:
Preferred stock; $.001 par value, 5,000,000
authorized,                                                   -
  None issued and authorized
Common stock, $.001 par value, 50,000,000 shares
  Authorized, 17,132,500 shares issued and               17,133
outstanding
Additional paid in capital                             2,002,767
Deficit accumulated during the development stage       (1,099,796)
                                                      -----------
                                                        920,104
Less: subscription receivable                          (324,000)
                                                      -----------
  Total Stockholders' Equity                            596,104
                                                      -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $   881,658
                                                      ===========



PAGE-29-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF OPERATIONS
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                                       Inception
                                                       through
                                                         2001
                                                      -----------
Revenues                                              $   9,687
Cost of revenues                                          2,978
                                                      -----------
Gross margin                                              6,709

Operating expenses:
  Consulting fees                                       770,672
  Professional fees                                     139,047
  Management fees                                        92,543
  Depreciation                                           72,111
  Other general and administrative                       32,132
                                                      -----------
                                                       1,106,505
                                                      -----------
Net loss                                               $1,099,796
                                                      ===========
Net loss per share:
  Basic and diluted                                     $  0.08
                                                      ===========
Weighted average shares outstanding:
  Basic and diluted                                    14,152,108
                                                      ===========



PAGE-30-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
              STATEMENT OF STOCKHOLDERS' EQUITY
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                       Deficit
                                       accum.
                                       during
                          Additional    the
          Common Stock      paid       devel.     Subs.
          ------------       in        Stage      Rec.     Total
                          capital
         Shares    Amount
-------------------------------------------------------------------
Issuance
 of
common   6,289,500    $         $         -         -    $754,740
stock               6,289    748,451
to
founders
 for
assets

Issuance
 of
common   2,775,500  2,776   330,285           -        -    333,061
stock
to
founders
 for
services

Issuance
 of        764,942    765    91,028           -        -     91,793
common
stock
for
assets

Issuance
 of      1,250,000  1,250   148,750           -        -    150,000
common
stock
for
cash

Issuance
 of      3,052,558  3,053   363,253           -        -    366,306
common
stock
for
services

Issuance
 of      3,000,000  3,000   321,000           -  (324,000)        -
common
stock
for
cash

Net             -      -         -  (1,099,796)        -  (1,099,796)
loss     ----------------------------------------------------------------
Balance,

December
31, 2001 17,132,500 $17,133 $2,002,767 $(1,099,796) $(324,000) $596,104
         ================================================================



PAGE-31-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CASH FLOWS
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                                       Inception
                                                        through
                                                          2001
CASH FLOWS FROM OPERATING ACTIVITIES                   ------------
Net loss                                               $(1,099,796)
Adjustments to reconcile net deficit to cash used by
operating activities:
Depreciation and amortization                              72,112
Common stock issued for services                          699,367
Net change in:
  Accounts receivable                                    (13,209)
  Accounts payable                                        200,866
  Accrued expenses                                         84,688
                                                       ------------
CASH FLOWS USED IN OPERATING ACTIVITIES                  (55,972)
                                                       ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                   (91,201)
                                                       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock for cash                       150,000
                                                       ------------
NET INCREASE IN CASH                                        2,827
Cash, beg. of period                                            -
                                                       ------------
Cash, end of period                                    $    2,827
                                                       ============
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                          $        -
Income tax paid                                        $        -

Acquisition of assets for common stock                 $  846,533



PAGE-33-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

Urbanalien Corporation ("Urbanalien")has been organized for the primary purpose of providing high speed Internet access kiosks in movie theaters. The Company was incorporated in the state of Nevada on July 30, 2001. The Company has devoted its activities to raising capital, developing products, establishing marketing alliances, establishing interactive kiosk terminals and developing markets.
Urbanalien's website is www.urbanalien.com which provides information about Urbanalien's Interactive kiosk terminals.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by applying the straight-line method over their estimated useful lives (five years). Urbanalien performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Software Capitalization

Urbanalien adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this standard, certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Revenue Recognition

Urbanalien recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

Urbanalien recognizes revenue from the sale of advertising related products and services like interactive advertising, studio promotion, and event management as the services are performed.



PAGE-34-



Income Taxes

Urbanalien accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Urbanalien records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Basic Loss Per Common Share.

Basic  loss  per  share  has been calculated  based  on  the
weighted   average  number  of  shares   of   common   stock
outstanding during the period.


Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.


NOTE 2 - Going Concern

The Company is a development stage entity with limited operations. For the period ended December 31, 2001, Urbanalien incurred a loss totaling $1,099,796 and at December 31, 2001 had a capital deficit of $269,518.
Because of these factors, Urbanalien will require additional working capital to develop its business operations.

Urbanalien intends to raise additional working capital either through private placements, public offerings and/or bank financing. As of April 18, 2002, Urbanalien received
$324,000 from a private placement in December 2001, net of commissions of $36,000. This amount was recorded as subscription receivable as of December 31, 2002.

There are no assurances that Urbanalien will be able to either (1) increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Urbanalien's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Urbanalien will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Urbanalien. If adequate working capital is not available Urbanalien may not increase its operations.

These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Urbanalien be unable to continue as a going concern.



PAGE-35-



NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31:

                                                  2001
                                                 ---------
  Computer equipment                            $  12,559
  Kiosks                                          480,819
  Kiosk software                                  444,356
                                                 ---------
                                                  937,734
  Less: Accumulated depreciation and              (81,112)
  amortization                                   ---------
                                                $ 856,622
                                                 =========
Depreciation and amortization expense totaled $81,112 in 2001.


NOTE 4 - RELATED PARTY TRANSACTIONS

Related party transactions for the period from July 30, 2001
(inception) through December 31, 2001 are as follows:

In July 2001, Urbanalien issued 6,289,500 shares of common stock to its founders for assets. The assets were kiosks and the software used by the kiosks. The kiosks were valued at $310,384 and the software was valued at $444,356.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to its founders for services. The services were valued at $333,061 or the fair valued of the services performed.

Urbanalien paid a related entity owned by two officers and shareholders, who also devote time to that entity, $89,792 for kiosks. The amount was recorded in accounts payable as of December 31, 2001 and paid in January 2002.

In August 2001, Urbanalien entered into an agreement with an entity owned by two officers and shareholders, who also devote time to that entity, for the use of office furniture, reception facilities, general office functions like record keeping and payroll service and telephone and Internet connections. The agreement is for $14,000 per month from August 1, 2001 through December 31, 2002. As of December 31, 2002 $36,000 was recorded in accounts payable.

In August 2001, Urbanalien entered into an agreement with an entity owned by the CTO, who also devotes time to that entity, for the development of Urbanalien's website and technical assistance in maintaining the website. The agreement is for 612,500 shares of common stock or $73,500 the fair value of the services, which was recorded in consulting expense for the period ended December 31, 2001.


NOTE 5 - STOCKHOLDERS' EQUITY

The initial authorized capital of Urbanalien consisted of 50,000,000 shares at $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.



PAGE-36-



In July 2001, Urbanalien issued 6,289,500 shares of common stock to Urbanalien's founders in payment for assets valued at $754,740.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to Urbanalien's founders for services. The services were valued at $333,060 or the fair valued of the services performed.

In July 2001, Urbanalien issued 764,942 shares of common stock for assets valued at $91,793.

In  July  through October 2001, Urbanalien issued  1,250,000 shares of common stock for cash proceeds of $150,000.

In July 2001, Urbanalien approved entering into various consulting agreements for legal, financial and marketing services, whereby the consultants would be issued 3,052,558 shares of Urbanalien's common stock for services to be rendered to Urbanalien from July 2001 through August 2002. Urbanalien recorded consulting expense of $366,306 or the fair value of the services provided.

In December 2001, Urbanalien issued 3,000,000 shares of common stock for cash proceeds of $324,000, net of commission of $36,000. The cash was received by Urbanalien in January 2002.


NOTE 6 - INCOME TAXES

For the period ended December 31, 2001, Urbanalien incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $1,100,000 at December 31, 2001, and will expire in the year 2021.

Deferred  income taxes consist of the following at  December
31,:

                                  2001
                               -----------
  Long-term:
    Deferred tax assets                $
                                 374,000
    Valuation allowance          (374,000)
                               -----------
                                $       -
                               ===========


NOTE 7 - COMMITMENTS

Urbanalien leases office facilities under a non-cancelable operating lease with a term from August 2001 through July
2004.  Rent expense was $20,000 for the period ended
December 31, 2001.

Urbanalien's minimum rental commitments under the non-cancelable operating lease at December 31, 2001 were approximately $48,000 in each of the years 2002 and 2003 and $28,000 in 2004.



PAGE-37-



PART III - ITEM 1.  EXHIBITS


Exhibit 3

     a.    Articles of Incorporation of UrbanAlien, Inc., a Nevada
       Corporation
     b.    By-laws of UrbanAlien, Inc., a Nevada Corporation

Exhibit 10

     a.    Galaxy Memorandum of Understanding
     b.    Cineplex Odeon Memorandum of Understanding
     c.    Touchpoint Professional Services Agreement




  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

                         SIGNATURES

      In  accordance  with  Section  12  of  the  Securities
Exchange   Act  of  1934,  the    registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                UrbanAlien, Inc. (Registrant)

Date:     May 13, 2002


By:  /s/ Anila Ladha
     -----------------
     Anila Ladha, Chief Financial Officer




PAGE-38-